Exhibit 99.3

Deloitte LLP 5 Springdale Street Suite 1000 St. John’s NL A1E 0E4 Canada Tel: 709 576 8480 Fax: 709 576 8460 www.deloitte.ca

February 22, 2017

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Yukon Territory

Registrar of Securities, Northwest Territories

Superintendent of Securities, Nunavut

Dear Sirs/Mesdames:

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Fortis Inc. dated February 17, 2017 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements 1 to 3 and we have no basis to agree or disagree with statement 4 contained in the Notice.

Yours truly,

/s/ Deloitte LLP

Chartered Professional Accountants